SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 26, 2021

List of materials

Documents attached hereto:

i) Press release: Sony Corporate Strategy Meeting FY2021

May 26, 2021
Sony Group Corporation

Sony Corporate Strategy Meeting FY2021

Sony Group Corporation made the above announcement on May 26, 2021. For details, please see the attached press release.

News & Information	Sony Group Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 21-036E
May 26, 2021

Sony Corporate Strategy Meeting FY2021

Leveraging the Sony Group’s Diverse Strengths Around the Axis of its Purpose,
to Achieve Value Creation from a Long-term View, and the Evolution and Growth of its Business

Tokyo, Japan - Sony Group Corporation (“Sony” or the “Company”) today held its Corporate Strategy Meeting for the fiscal year ending March 31, 2022 (FY2021).

Focusing on the keywords of creativity, technology and the world (community), Chairman, President and CEO Kenichiro Yoshida presented Sony’s corporate strategy from a long-term view as a creative entertainment company with a solid foundation of technology, around the axis of its Purpose (or reason for being) to “fill the world with emotion (or Kando) through the power of creativity and technology,” which he established as part of Sony’s corporate culture following his appointment as CEO three years ago.

He stated that in order to deliver Kando to even more users through the content that Sony creates together with creators, Sony plans to further strengthen its partnerships in the area of DTC (Direct-to-Consumer) services, and accelerate its initiatives and investments, particularly in the mobile and social spaces, with the aim of expanding the number of people around the world directly connected to the Sony Group due to their desire to consume entertainment from the current number of approximately 160 million to 1 billion people.

As part of these efforts, Jim Ryan, President and CEO of Sony Interactive Entertainment (“SIE”) stated that, “through investments in IP, group collaboration within Sony, and investment in social and mobile, we are excited for the opportunity to continue to expand our community.”

Sony plans to continue to leverage the Group’s diverse strengths around the axis of its Purpose, in order to create new value for creators and users from a long-term view, and drive the further evolution and growth of its business.

Highlights from the presentation are below. For further details, please refer to the speech materials, presentation slides and archived webcast from the event, which will be available on Sony's corporate website.

1.  Review of Past Initiatives (FY2012 – FY2020)
Positioning Kando and people (who are the subject of Kando) as the axis of Sony’s management, the Company has achieved the following:
●	Reformed the branded hardware business to profitability
✓	Implemented structural reform also at headquarters level, and focused on premium products without pursuing scale.
✓	Generated stable cash flow and turned the mobile business profitable.
●	Focused on CMOS image sensors in the components business
✓
Concentrated resources particularly in CMOS image sensors within the area of components, and implemented initiatives to strengthen Sony’s competitive advantage in CMOS image sensors, where Sony has set a target of becoming No. 1 in the world, not only in imaging applications, but also in sensing.

●	Invested in content IP and DTC
✓	Investment accelerated in particular over the past three years starting with the acquisition of EMI Music Publishing.
✓	In the Game & Network Services segment, network sales increased almost tenfold in the fiscal year ended March 31, 2021 (FY2020) compared to the fiscal year ended March 31, 2014 (FY2013).

2.  Current State of the Sony Group
With increased investment capability from a financial perspective, and the change in group architecture to facilitate greater collaboration, the Company believes the foundations for long-term growth are in place.
●	In terms of financial strength: Investment capability has increased
✓	The ability of the Sony Group as a whole to generate cash flow has increased significantly, and its financial foundations have been reinforced.
●	Group architecture: Establishing a structure for greater collaboration across the Sony Group
✓	New Sony Group architecture introduced as of April 1, 2021 based on the overarching concept of Kando.
✓	The mission of Sony Group Corporation, which is equidistant to all of Sony’s businesses, is to lead and support the evolution of the Sony Group through its array of talent and technology.
✓	In each business the Sony Group established independent management teams, with the heads of each business new to their roles since 2017.

3.  Value Creation Centered on Purpose
Kando will remain the axis of Sony’s management and getting closer to people will remain its corporate direction. To continue to evolve and grow around the axis of its Purpose, Sony plans to leverage its investment capability and the structure it has established to enhance collaboration across its diverse businesses, and to take advantage of changes such as the following that are taking place in the service, mobile and social spaces.
●	Service: Subscription business models as a growth driver in the entertainment industry
●	Mobile: Smartphones becoming an integral part of the infrastructure through which entertainment is enjoyed and social engagement occurs
●	Social: Integration of entertainment and social leading to new forms of content creation and distribution

Sony’s long-term corporate strategy as a creative entertainment company with a solid foundation of technology will be to create value focusing on the keywords of creativity, technology and the world (community). In order to realize this goal, in the three years from FY2021 through the fiscal year ending March 31, 2024 (FY2023), Sony plans to allocate 2 trillion yen for strategic investment, and to continue to proactively engage in investment towards growth, in the areas of (i) IP/DTC, (ii) technology, and (iii) share repurchases, in order of priority.

●	Creativity
➢	Providing Venues to Demonstrate Creativity and Efforts to Maximize the Value of Work
✓
Kimetsu no Yaiba or Demon Slayer – taking an original comic and extending it to an anime TV series, feature film, theme song and going forward a game as well, is one example of how the full diversity of the Sony Group’s business is being deployed to maximize the value of IP that was generated by its creator.

✓
Multiple projects are underway between Sony Pictures Entertainment (“SPE”) and SIE to leverage PlayStation® game IP in movies and TV shows, including the hit title Uncharted, which is currently being made into a film.

✓	Sony is taking other steps, including collaboration between SPE and Sony Music to leverage the Sony Group’s diverse businesses and help creators maximize how they demonstrate their creativity.
➢	Getting Closer to Even More Creators
✓
In the music business, in addition to artists signed to its existing labels and those signed to independent labels through The Orchard, Sony is working to increase its services for independent artists through the AWAL acquisition, which it completed this month.

●	Technology
➢	Generating Kando by Providing Both the Technology Creators Use to Make Their Creations, and the Technology Users Use to Experience Those Creations.
✓	Since its founding, the Sony Group has accumulated a wealth of creation technology primarily in the audio and visual spaces.
•	CMOS image sensors, that as a key component of smartphones are helping users around the world transform themselves into creators.
•	The Airpeak drone built for creators that combines imaging, sensing and robotics technologies.
•	Mirrorless Alpha™ cameras that allow creators to capture what they have never been able to before with their high-resolution and high-speed performance.
•	Virtual production technologies for the film-making industry that utilize “Crystal LED” to deliver outstanding picture quality.
✓	Experiential technology found in Sony’s suite of products, including those with audio and visual technology, delivers emotionally-impactful content to users.
•
PlayStation®5 (PS5™) features audio, visual, and haptic feedback technology through the controller, all of which enable users to experience games with a sense of reality, in real time, and in an immersive manner.

•	Taking what SIE has learned since launching PlayStation®VR, the latest sensing technology is scheduled for inclusion in the next generation VR system.
•	Sony AI and SIE are jointly developing AI technologies that can make game experiences even richer and more enjoyable.

●	World (Community)
➢	Formation and expansion of communities of interest
✓
Leveraging DTC services such as PlayStation™Network and Funimation, and collaboration between areas such as anime and games, Sony aims to contribute to the formation and activation of communities of interest (where people share emotionally-impactful experiences and similar interests), and through that fill the world with Kando.

➢	Expanding the number of people around the world directly connected to the Sony Group
✓
In addition to collaboration between its entertainment businesses such as games, pictures and music, and alliances with external partners, Sony also plans to strengthen its initiatives in the service, mobile and social spaces to further expand these communities, and seeks to expand the number of people around the world directly connected to the Sony Group due to their desire to consume entertainment from the current number of approximately 160 million to 1 billion people.

•
Sony will aim to increase the engagement of users of the PlayStation™Network as the Sony Group’s largest DTC service and community by strengthening the PlayStation™Now cloud streaming game service, and Sony intends to continue investing in or partnering with external studios in addition to investing in its in-house studios to enhance its software offering.

•
Fate/Grand Order (FGO) is a prime example of how Sony is deploying its anime-related IP. Going forward Sony will continue to actively release mobile games based on anime-related IP around the world, and further focus on deploying PlayStation’s proprietary IP to mobile as well.

•	In the PlayStation® business, Sony will seek to expand the community through investments in IP, group collaboration within Sony, and investment in social and mobile.

●	Contributing to the Increased Safety and Productivity of Society, and to a Healthier Planet through Mobility and Internet of Things (or IoT) Sensing
➢	Sony is continuing to develop the VISION-S Prototype as an area of exploration, with the aim of contributing to mobility in the future.
➢	Sony believes that by contributing to the safety of mobility though its automotive sensing technology, it could help the transportation space evolve into a new field of entertainment.
➢
Sony’s sensing technology can also contribute to the evolution of IoT technology, which leads to the enhanced productivity of society. Sony has developed an edge solution incorporating its CMOS image sensors and is currently conducting verification tests, in areas such as retail. Through distributed data processing incorporating AI, this solution significantly reduces the amount of data produced and power consumed by IoT devices, resulting in a lower impact on the natural environment. The solution also has positive implications for security and privacy.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Please note that Sony discloses its forecast for consolidated results for the fiscal year ending March 31, 2022 based on International Financial Reporting Standards (IFRS). Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

- EOF -